EXHIBIT 99.8

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the caption “Experts” in the Annual Information Form of Vox Royalty Corp. for the year ended December 31, 2023, which is included in this Annual Report on Form 40-F. We also consent to the incorporation by reference in the Registration Statement on Form F-10, (No. 333-268011) and Form S-8 (No. 333-275418) of Vox Royalty Corp., and to the use in this Annual Report on Form 40-F, of our report dated March 7, 2024 with respect to the consolidated statement of financial position as of December 31, 2023 and 2022, and the consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for years then ended.

/s/ Ernst & Young LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 7, 2024